United States securities and exchange commission logo





                              May 15, 2023

       Giri Devanur
       Chief Executive Officer
       reAlpha Tech Corp.
       6515 Longshore Loop, Suite 100
       Dublin, OH 43017

                                                        Re: reAlpha Tech Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed April 18,
2023
                                                            File No. 333-271307

       Dear Giri Devanur:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed April 18, 2023

       Cover Page

   1. Please revise the cover page to highlight the risk that the listing of your common stock on the Nasdaq Capital
Market without underwriters is a novel method for commencing public trading in shares of
your common stock and, consequently, the trading volume and price of shares of your
common stock may be more volatile than if shares of your common stock were initially
listed in connection with an underwritten initial public offering.
   2. Please revise the cover page to clearly explain how the opening price will be determined.
                                                        See Item 501(b)(3) of
Regulation S-K and the Instructions to paragraph 501(b)(3).
                                                        Revise your Plan of
Distribution to provide similar disclosure, and also describe the roles of the exchange and any
financial advisor(s) or designated financial advisor in the
                                                        offering.
 Giri Devanur
reAlpha Tech Corp.
May 15, 2023
Page 2


Prospectus Summary, page 1

3. Please identify those aspects of the offering and your company that are most significant, and highlight these points in plain, clear language. The summary should not, and is not required to, repeat the detailed information in the prospectus. The detailed description of your business, strategy, platforms and technology, competitive strengths, and intellectual property is unnecessary since you repeat them in the business section of the prospectus.
4. We note that you discuss the potential secondary trading of securities through syndications. Please revise to discuss the status of such platform in more detail.
5. Please revise your summary to explain clearly your syndicate member offerings. Please explain differences of the rights of the holders of each of the securities offered as compared to holders of your common stock. Please also clarify whether the syndicate member offerings could materially impact holders of your common stock and whether investors will have any benefits under these programs which will not be available to common stock holders. Also, clarify how membership in these programs is acquired and maintained.
6. Please revise to specify the date you started your first syndication of one of your Orlando properties. Identify the property and specify whether it is owned by you or one of your subsidiaries. Revise similar disclosure on page 53.
Syndicate Member Exempt Offerings, page 3

7. Please tell us what you mean by a "SEC registered broker-dealer managed process."
Our Platform and Technologies, page 6

8. We note your disclosure that syndicate members will have real-time visibility into their property asset portfolio and performance. Please clarify if you also intend to include such information to holders of your common stock.
Intellectual Property, page 8

9. Please revise the graphic on page 8 so that it is legible without magnification.
         Additionally, please revise to use only plain English descriptions of your technology in the graphic. Revise similar disclosure on page 63.
Recent  Developments,
FirstName  LastNameGiri  page 8
                            Devanur
Comapany
10.         NamereAlpha
       Please  disclose the Tech
                            statusCorp.
                                   of your affiliate, reAlpha Realty, LLC, and
their broker-dealer
May 15,registration.
         2023 Page 2
FirstName LastName
 Giri Devanur
FirstName  LastNameGiri Devanur
reAlpha Tech  Corp.
Comapany
May        NamereAlpha Tech Corp.
     15, 2023
May 15,
Page 3 2023 Page 3
FirstName LastName
Selected Risks Associated with Our Business, page 11

11. Please revise to highlight the risk that your listing differs significantly from an underwritten initial public offering.
Risk Factors, page 13

12. Please add summary and risk factor disclosure quantifying your net losses incurred in each of the past two fiscal years and quantify your accumulated deficit and outstanding indebtedness.
Risks Related to the Real Estate Industry, page 25

13. Please revise your risk factor disclosure on page 32, "Our lack of a long operating history could adversely impact us," to specify the recent events that could have a greater impact upon you as compared to a company with a long operating history.
Risks Related to this Direct Listing and Ownership of Our Common Stock, page 39

14. Please expand your Risk Factors to highlight the ways in which your listing differs from an underwritten initial public offering, including, if true, the following:
             There are no underwriters;
             There is no overallotment option, and neither you nor anyone else will engage in price stabilization or price support activities;
             There is not a fixed or determinable number of shares of your common stock that will be available for sale in connection with your listing, which may result in undersupply and/or oversupply;
             None of the registered stockholders, other than Maxim Partners LLC, is subject to lock-up agreements or other restrictions in connection with your listing; and
             Neither you nor anyone else will conduct a roadshow prior to the opening of trading of your common stock, which may result in a lack of price discovery or demand among potential investors and a more volatile trading price.
15. Please expand your risk factor disclosure on page 40, "The price of our common stock may be volatile...," to clearly explain how the opening price will be determined. Highlight the risks related to the determination of the opening price in a direct listing as compared to an underwritten initial public offering, including the absence of a predetermined initial public offering price.
16. Please expand your risk factor disclosure on page 41, "Although we intend to apply to list our common stock on Nasdaq...," to highlight the market and price risks related to your listing as compared to an underwritten initial public offering. For example, highlight the risk of undersupply and/or oversupply because the registered stockholders may not sell any, or may sell all, of their shares of your common stock. Additionally, highlight the risk
 Giri Devanur
reAlpha Tech Corp.
May 15, 2023
Page 4
         that the registered stockholders may have greater influence in setting the trading price, including because they may be unwilling to sell your common stock at the price offered by potential investors.
17. Please expand your Risk Factors to highlight any risks associated with creating demand for shares of your common stock, including brand recognition and potential investors'
         awareness of or familiarity with your business.
18. Please revise your risk factor disclosure on page 41, "Upon its effectiveness, our
         Certificate of Incorporation will provide...," to clarify, if true, that your certificate of incorporation is already effective. Additionally, please clarify whether the exclusive forum provision applies to claims under the Securities Act or the Exchange Act.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 45

19. Please tell us why you have presented and discussed operating data in a different format than what is presented on the consolidated statements of operations. To the extent that you retain this format, please provide a disaggregated analysis of the components of general, administrative and other non-operating expenses to include the significant types of expense disclosed on the consolidated statements of operations.
20. We note that several of the income statement line items decreased due to the decrease in the number of properties listed. Please disclose which properties are no longer listed, the reason that they are no longer listed, the date as of which they were no longer contributing to revenues or expenses, and any other meaningful factors that contributed to period over period changes in your financial statement line items.
21. Based upon your disclosure on page 46, it appears that cost of sales includes property management fees. Please clarify what entities were paid property management fees, and to the extent that these entities are consolidated subsidiaries, why the fees were not eliminated in consolidation.
22. We note on page 47 that the rise in operating expenses for the nine months ended January
       31, 2023 is attributable to an increase in depreciation and amortization costs compared to
       January 31, 2022. Please explain why depreciation and amortization costs increased when you disposed of properties during the period.
FirstName LastNameGiri Devanur
23. Given the significance of advertising expense to your consolidated operations for all
Comapany    NamereAlpha
       periods             Tech Corp.
                presented, please elaborate on what is included and whether or not you expect this level of advertising
May 15, 2023 Page 4         spend  to continue in future periods.
FirstName LastName
 Giri Devanur
FirstName  LastNameGiri Devanur
reAlpha Tech  Corp.
Comapany
May        NamereAlpha Tech Corp.
     15, 2023
May 15,
Page 5 2023 Page 5
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual and Obligations and Commitments, page 50

24. Please revise to provide your contractual and other obligations as of the most recent practicable date. Describe the material terms of each mortgage loan, including the interest rate and maturity date.

         Additionally, please reconcile your narrative and tabular disclosure. More specifically, we note your statement that "[o]ur contractual obligations as of April 30, 2022 include existing mortgage loans of the 5 properties currently owned by the Company." However, the accompanying table identifies ten properties.
Business
Our Business Model, page 53

25. Please revise to include a diagram of your organizational structure by legal entity.
         Additionally, revise to briefly describe the primary functions and operations of each legal entity and specify which legal entities own rental property(ies). For example, we note your disclosure that you expect reAlpha Acquisitions, LLC will maintain management control of each of the LLCs.
Our Growth Strategy, page 55

26. Please revise to clarify your plans for expansion outside the United States. In this regard, we note your disclosure on page 55 that you "may consider expanding to other favorable global markets." However, we also note an October 2022 business update on your website that you have opened international offices in India, Nepal, and Brazil.
27. Please revise to reconcile your disclosure regarding your market selection and investment methodology. For example, we note that you have selected the Orlando, Tampa, and Ft.
         Lauderdale areas in Florida. However, we also note that your investment methodology focuses on finding any "red flags," including areas where natural disasters are extremely common and damaging. As another example, we note that you have shifted the focus of your acquisition strategy to rent-ready homes as a result of current supply chain issues.
         However, we also note that your investment criteria includes target properties with a repair/improvement budget of less than 20% of the home purchase price, which suggests such target properties may not be rent-ready; and that the five properties you currently own and operate were renovated.
28. Please revise to describe how your investment decision-making process considers unknown or contingent liabilities. In this regard, we note your disclosure elsewhere that the properties you acquire are vacant at the time of closing and that you may acquire properties at auction, in short sales, in foreclosure sales, or in bulk/portfolio purchases.
 Giri Devanur
FirstName  LastNameGiri Devanur
reAlpha Tech  Corp.
Comapany
May        NamereAlpha Tech Corp.
     15, 2023
May 15,
Page 6 2023 Page 6
FirstName LastName
Our Platform and Technologies, page 59

29. Please revise to clarify the development stage of each of your four technologies. As an example only, we note the description of your BnBGPT technology on page 60 that "BnBGPT is a product that simplifies the process of generating personalized and effective home descriptions," which suggests the app is already operational. However, you also describe features that the app "will" offer, which suggests the app is not yet operational. As another example, we note the description of your reAlpha Brain technology on page 63 that "[a]s of April 2023, the reAlpha BRAIN has analyzed over
         1,500,000 homes," which suggests the platform is already operational. However, you also describe various steps the technology "will" undertake prior to assigning each property a
         "reAlpha score," which suggests the platform is not yet operational.

         Additionally, to the extent practicable, please specify the expected timeline for when each of your technologies will be operational.
30. Please revise to describe how Rhove's Syndication Platform and technology complements your platform and technologies. In this regard, we note your page 11 statement that
         "Rhove's innovative platform will enhance reAlpha's capabilities and enable us to offer a more seamless and efficient real estate investment experience to our clients."
31. We note your disclosure on page 59 regarding the reAlpha app, including that it "will be a broker-dealer managed marketplace that our Syndicate Members will be able to utilize with ease." Please tell us whether you expect yourself or a third-party to be the broker-
         dealer who will manage the app. Please also tell us what interests you expect will be available for purchase on the app. We may have additional comments after we review your response.
32. We note your disclosure on page 59 regarding the reAlpha HUMINT app. Please revise to specify the qualitative property features that impact short-term rental profitability, and briefly explain the relationship between such factors and short-term rental profitability.
33. We note your disclosure on page 60 regarding the BnBGPT app. Please revise to define
         "GPT." Additionally, please clarify whether BnBGPT is intended to complement your other technologies and be used internally, or whether it is intended to be a standalone product/business line for use by third parties.
Our Industry, page 60

34. Please revise to clarify on which platform(s) you list your short-term rental properties. In this regard, we note your disclosure on page 60 that "Airbnb has been chosen as the platform to market and operate our short-term rental properties," which suggests Airbnb is the only platform. However, we note your disclosure elsewhere that you list your properties on "short-term rental sites" and that your rental revenues include revenues from
 Giri Devanur
reAlpha Tech Corp.
May 15, 2023
Page 7
         the rental of properties via Airbnb, Vacasa, and similar digital hospitality platforms. To the extent Airbnb is the only platform, please revise your Risk Factors to address any risks associated with such platform concentration.
Intellectual Property, page 63

35.      Please revise to include the following information:
             the material terms to any material license or other rights you hold to your material intellectual property;
             patent expiration dates and expected expiration dates for pending patent applications, and if applicable, any steps that you are taking to pursue regulatory means to extend any of your patents; and
             identification of all applicable jurisdictions where patents are granted or patent applications are pending.
Legal Proceedings, page 66

36. Please revise to reconcile your description of the India proceeding involving Mr.
         Devanur. In this regard, we note that on page 66 you state that "MSD alleged in the
         Consent Order that the Company initially failed to disclose an ongoing 'criminal' proceeding taking place in India against the Company's
CEO...." However, on
         page 67 you state that "a summons for a criminal proceeding was issued to, among others,
         Mr. Devanur in 2018." It is unclear whether you intend to distinguish between a
         "criminal" proceeding and a criminal proceeding.
37. Please revise to reconcile your statements on page 67 that "[a]s of today, no charges have been brought against Mr. Devanur" and "[b]ased on the Petition filed by Giri Devanur in
         2019, the High Court of Karnataka has stayed the entire trial before the Magistrate Court."
         It is unclear how the matter would have proceeded to trial if no charges had been brought.
         Further, revise to specify the term of the stay and whether it may be appealed by the complainant and/or the prosecuting authority.
Management
Executive Officers and Directors, page 68

38. Please revise to provide all of the information required by Item 401 of Regulation S-K.
       For example, describe the business experience during the past five years of each executive officer and director, including their principal occupations and employment during the past five years and the name and principal business of any corporation or other organization in
FirstName LastNameGiri Devanur
       which they carried on such occupations and employment. Additionally, for each director,
Comapany    NamereAlpha
       briefly             Tech Corp.
               discuss the specific experience, qualifications, attributes or skills that led to the
May 15,conclusion
         2023 Pagethat
                    7 the person should serve as a director.
FirstName LastName
 Giri Devanur
FirstName  LastNameGiri Devanur
reAlpha Tech  Corp.
Comapany
May        NamereAlpha Tech Corp.
     15, 2023
May 15,
Page 8 2023 Page 8
FirstName LastName
Involvement in Certain Legal Proceedings, page 70

39. Please revise to reconcile your disclosure regarding legal proceedings. In this regard, we note that on page 67 you state that "a summons for a criminal proceeding was issued to, among others, Mr. Devanur in 2018" and "[b]ased on the Petition filed by Giri Devanur in
         2019, the High Court of Karnataka has stayed the entire trial before the Magistrate
         Court." However, on page 70 you state that none of your directors or executive officers has, during the past ten years, been subject to a pending criminal proceeding.
Note 3 - Summary of Significant Accounting Policies, page F-8

40. We note from your disclosure under Syndicate Member Exempt Offerings within the
         Business section of this filing, that you expect that reAlpha Acquisitions, LLC will maintain management control of each of the property level LLCs; and that you expect
         Syndicate Members to collectively buy up to 100% of each property LLC. Please clarify how you intend to account for the property LLCs.
41. We note that the Company records up to 25% of the gross revenues from the short-term rental properties towards the management of the properties acquired and that ReAlpha charges up to 20% of the gross revenue towards the up-keep, maintenance, upgrade, and related operating cost. Please explain in more detail how these revenues are recorded in your consolidated statements of operations.
Note 10: Subsequent Events, page F-14

42. Please disclose the fair value of the consideration transferred in the Rhove acquisition and all applicable disclosures required by ASC 805-10-50-2.
Condensed Consolidated Statements of Operations, page F-16

43. Please present the gain on sale of real estate investments in a discrete line item.
Condensed Consolidated Statements of Changes in Stockholder's Equity (Deficit), page F-17

44. Please revise the row headings on the left of the statement to reflect the correct periods presented.
Exhibits

45. Please file as exhibits the promissory notes payable to CH REAlpha Investments, LLC, and CH REAlpha Investments II, LLC, respectively.
46. Please revise the consent filed as Exhibit 23.1 to include the signature of your independent auditor.
 Giri Devanur
FirstName  LastNameGiri Devanur
reAlpha Tech  Corp.
Comapany
May        NamereAlpha Tech Corp.
     15, 2023
May 15,
Page 9 2023 Page 9
FirstName LastName
General

47. We note that you are registering for resale up to 41,666,554 shares of common stock and that your chief executive officer, chief financial officer, and certain of your other directors are among the selling stockholders. Given the amount of shares being offered relative to the number of shares outstanding held by non-affiliates and the nature of the selling stockholders, it appears that this may be an indirect primary offering by the company and that the selling stockholders may actually be underwriters selling on behalf of the company. Please provide us with a detailed legal analysis as to why the offering by the selling stockholders should properly be regarded as a secondary offering. Refer to
         Securities Act Rules Compliance and Disclosure Interpretation 612.09.
48. We note that you intend to provide an opportunity for retail investors to become syndicate members through subsequent exempt offerings. Please tell us what exemption(s) you intend to rely on and the facts that make the exemption available.
49. We note that you started to offer securities to syndicate members under Section 4(a)(6) of the Securities Act, or directly by the issuer under Section 4(a)(2) of the Securities Act and/or Regulation D. For each offering, please tell us what exemption(s) you relied on and the facts that make the exemption available.
50. Please revise throughout your prospectus to more clearly distinguish between the resale offering of your common stock and any past, current, or anticipated offerings of securities, exempt or otherwise, by you or your subsidiaries. For example, revise to clarify, if true, that purchasers of your common stock in the resale offering are not purchasing an interest in specific underlying rental property(ies); nor, by virtue of their purchase in the resale offering, will they become Syndicate Members. In this regard, we note your disclosure on pages 3 and 55 that "[d]uring 2023, we started to offer securities to Syndicate Members via a SEC registered broker-dealer managed process under Section 4(a)(6) of the
         Securities Act, or directly by the issuer under Section 4(a)(2) of the Securities Act and/or
         Regulation D, where only accredited investors are involved." We also note that it appears you continue to offer the common stock of reAlpha 612 Jasmine Lane Inc. on your website pursuant to Regulation Crowdfunding.
51. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Giri Devanur
reAlpha Tech Corp.
May 15, 2023
Page 10

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,
FirstName LastNameGiri Devanur
                                                           Division of
Corporation Finance
Comapany NamereAlpha Tech Corp.
                                                           Office of Real
Estate & Construction
May 15, 2023 Page 10
cc:       Blake Baron
FirstName LastName